FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, Yokneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F X	Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The Registrant's 2005 audited consolidated financial statements and the related accountant's consent attached as Exhibits 2 and 3 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibits, which are attached hereto and incorporated by reference herein:
  Notice of 2006 Annual General Meeting of Shareholders and Proxy Statement dated May 31, 2006.
  Consent of Kesselman & Kesselman.
  2005 audited consolidated financial statements of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 6 June, 2006	By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number Description of Exhibit
  Notice of 2006 Annual General Meeting of Shareholders and Proxy Statement, dated May 31, 2006.
  Consent of Kesselman & Kesselman.
  2005 audited consolidated financial statements of the Registrant.

Exhibit 1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Mind C.T.I. Ltd. (the "Company") will be held on Thursday, June 29, 2006 at 9:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel, for the following purposes:

  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors;

  to approve the continuing service of Monica Eisinger as both (1) President and Chief Executive Officer and (2) Chairperson of the Board of Directors of the Company for a period of up to three years;

  to approve amendments to the Company's Articles of Association in order to incorporate certain provisions of recent amendments of the Israeli Companies Law, including amendments relating to the indemnification of directors and officers;

  subject to the approval of the amendments to the Company's Articles of Association relating to the indemnification of directors and officers, to approve new indemnification agreements of the Company in favor of its directors who serve from time to time; and

  to discuss the Company's audited financial statements for the year ended December 31, 2005.

Shareholders of record at the close of business on June 1, 2006 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Alternatively, shareholders may elect to vote their shares by a Hebrew- language written ballot the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Shareholders.

Dated: May 31, 2006	By Order of the Board of Directors, /s/ Monica Eisinger =================== Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 20692, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 per share nominal value (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2006 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday June 29, 2006 at 9:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

The agenda of the Meeting shall be as follows:

  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors;

  to approve the continuing service of Monica Eisinger as both (1) President and Chief Executive Officer and (2) Chairperson of the Board of Directors of the Company for a period of up to three years;

  to approve amendments to the Company's Articles of Association in order to incorporate certain provisions of recent amendments of the Israeli Companies Law, including amendments relating to the indemnification of directors and officers;

  subject to the approval of the amendments to the Company's Articles of Association relating to the indemnification of directors and officers, to approve new indemnification agreements of the Company in favor of its directors who serve from time to time; and

  to discuss the Company's audited financial statements for the year ended December 31, 2005.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person, by a duly executed proxy as detailed below, or by a duly executed Hebrew- language written ballot the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 1, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 8, 2006 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On May 30, 2006, the Company had outstanding 21,528,380 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's shares as of May 30, 2006, by each person who is known to own beneficially more than 5% of the Company's outstanding shares.

Name of Beneficial Owners	Total Shares Beneficially Owned(1)	Percentage of Ordinary Shares(1)
Monica Eisinger	4,094,000	19.02%

(1) Based on 21,528,380 ordinary shares outstanding on May 30, 2006.

ITEM 1 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Company's auditor is Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (the "Auditor"). A report shall be presented to the Meeting of the remuneration to the Auditor for audit and non-audit services provided to the Company.

Under the Israeli Companies Law, 5759 - 1999 (the "Companies Law"), the shareholders of the Company are authorized to appoint the Company's auditor and to authorize the Board of Directors to determine its remuneration. To comply with the Sarbanes-Oxley Act of 2002, the Company's Board of Directors will authorize its Audit Committee to determine the Auditor's remuneration for audit and non-audit services. It is proposed that the Auditor, Kesselman & Kesselman, be re-appointed as the Company's independent auditor until the close of the next Annual General Meeting.

Vote Required

Approval of this matter requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy or written ballot, and voting on the matter

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's Auditor, Kesselman & Kesselman, be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the next Annual General Meeting, and that the Board of Directors be, and it hereby is, authorized to determine its remuneration or to delegate the Audit Committee of the Company to do so."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 - APPROVAL OF MONICA EISINGER TO CONTINUE TO SERVE AS BOTH (1) PRESIDENT AND CHIEF EXECUTIVE OFFICER AND (2) CHAIRPERSON OF THE BOARD OF DIRECTORS

Pursuant to sections 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the chairperson of the board of directors only with the approval of the shareholders. The shareholders may give such approval each time for a period of up to three years from the date of approval.

Monica Eisinger has served as the President, Chairperson of the Board of Directors and Chief Executive Officer of the Company since the Company's inception, and the Board of Directors believes that it is in the best interest of the Company to allow her to continue to do so. Even if this matter is approved, Ms. Eisinger, if nominated by the Company's Board of Directors, will be required to stand for reelection as a director at the 2007 Annual General Meeting of Shareholders. In addition, her service as President, Chief Executive Officer and Chairperson of the Board will each continue to be at the pleasure of the Company's Board of Directors.

Vote Required

Approval of this matter requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy or written ballot, and voting on the matter, which affirmative vote must include at least two-thirds of the Ordinary Shares of non-controlling shareholders (if any) present, in person or by proxy or written ballot, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the continuing service of Monica Eisinger, as both (1) President and Chief Executive Officer and (2) Chairperson of the Board of Directors of the Company, for a period of up to three years from the date of this resolution be approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 - APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION IN ORDER TO INCORPORATE CERTAIN PROVISIONS OF RECENT AMENDMENTS OF THE ISRAELI COMPANIES LAW

In March 2005, several sections of the Companies Law were amended. Some of these amendments relate to issues contained in the Company's Articles of Association. The Company therefore proposes to amend its Articles of Association. If the proposed amendments to the Articles of Association are approved, the Company will restate its Articles of Association and refer to them thereafter as its "Fourth Amended and Restated Articles of Association".

Board Action without a Meeting. The March 2005 amendment to the Companies Law clarifies that, unless the articles of association provide otherwise, the board of directors is entitled to adopt a resolution without convening a meeting if all the directors entitled to vote thereon agree not to convene a meeting on that subject. The majority required to pass such a resolution is the same majority required to pass resolutions at meetings. Currently, the Company's Articles of Association allow the Board of Directors to adopt a resolution without a meeting only if all the directors entitled to vote thereon consent to such resolution.

Financial Statements. Under the March 2005 amendment to the Companies Law, an Israeli public company whose shares are traded only on a stock exchange outside of Israel must, unless its articles of association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of a general meeting no later than 14 days prior to the date of the general meeting. Although the Company's Ordinary Shares are listed for trading on the Nasdaq National Market and on the Tel Aviv Stock Exchange, the Company wishes to amend its Articles of Association to provide that it will make copies of its annual consolidated financial statements available for inspection by shareholders, but that it will not be required to send copies to its shareholders, except upon specific request and upon said request the Company shall send copies by e-mail. The Company will make its annual consolidated financial statements available on its website at www.mindcti.com. Shareholders will also be able to inspect the Company's annual consolidated financial statements in its annual reports on Form 20-F at the website of the Securities and Exchange Commission at www.sec.gov or in person at the Company's principal offices.

Indemnification of Directors. The Companies Law authorizes a company to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

  a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and

  reasonable litigation expenses, including attorney's fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

The March 2005 amendment adds an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney's fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company's board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

Vote Required

The foregoing amendment to the Articles of Association requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy or written ballot, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's Fourth Amended and Restated Articles of Association be amended as set forth below. Words proposed to be added are shown in boldface and underlined, and words proposed to be deleted are shown in strikethrough format.

  that Article 36(c) be amended as follows:

  '(c) A resolution ~~in writing signed by~~ may be adopted by the Board of Directors without convening a meeting if all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee or, in the absence of such determination, by the Chairman of the Board of Directors) ~~or to which all such Directors~~ have given their consent ~~(by letter, telegram, telex, facsimile, telecopier or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.~~ (in any manner whatsoever) not to convene a meeting. Such a resolution shall be adopted if approved by a majority of the Directors entitled to vote thereon (as determined as aforesaid). The Chairman of the Board shall sign any resolutions so adopted, including the decision to adopt said resolutions without a meeting.'

  that Article 64 be amended as follows:

  'The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolutions. The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to shareholders, except upon specific request and upon said request the Company shall send copies by e-mail.'

  that Article 70(c) be amended as follows:

  '(c) Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

    a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

    reasonable litigation expenses, including attorney's fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

    reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

  The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that,in respect of Article 70(c)(i), the undertaking is limited to ~~categories of~~ events which in the opinion of the Board of Directors ~~can be foreseen~~ are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.'

  that an Article 70(f) be added as follows:

  Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 70 shall be prospective in effect, and shall not affect the Company's obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 - APPROVAL OF NEW INDEMNIFICATION AGREEMENTS IN FAVOR OF THE COMPANY'S DIRECTORS

The Companies Law and the Company's Articles of Association permit the indemnification of the Company's office holders. Following the March 2005 amendments to the Companies Law described in Item 3 of this Proxy Statement, the Company's Audit Committee and Board of Directors have approved new indemnification agreements in favor of its directors who serve from time to time, in the form of the agreement attached as Appendix A hereto, to ensure that the Company's directors have indemnification to the fullest extent permitted by law. The total amount of indemnification for financial obligations (excluding expenses) that the Company undertook towards all persons whom it has undertaken to indemnify for the events described in such indemnification letters is limited to an aggregate amount of $ 10,000,000.

The new indemnification agreements will not be effective if the proposed related amendments to the Company's Articles of Association in Item 3 of this Proxy Statement are not approved.

The Board of Directors believes that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company's Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

Vote Required

The new indemnification agreements of the Company in favor of directors who serve from time to time, require the approval of the Audit Committee, Board of Directors and shareholders. The foregoing approval to the new indemnification agreements requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy or written ballot, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's new indemnification agreement, a form of which is attached to the Proxy Statement as Appendix A, in favor of its directors who may serve from time to time, is hereby ratified and approved."

The Board of Directors recommends a vote "FOR" approval of the proposed resolution.

ITEM 5 - FINANCIAL STATEMENTS

The Company has included a copy of its audited financial statements for the year ended December 31, 2005 (the "Financial Statements") in a Form 6-K, which will be filed with the Securities and Exchange Commission (SEC) on or about June 8, 2006. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law.

The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: May 31, 2006	By Order of the Board of Directors, /s/ Monica Eisinger =================== Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

APPENDIX A

FORM OF INDEMNIFICATION AND EXCULPATION LETTER

Date:

To: [NAME OF ADDRESSEE]

It is in the best interest of Mind C.T.I. Ltd. (the "Company") to retain and attract as directors and officers the most capable persons available, and such persons are becoming increasingly reluctant to serve publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are or have been appointed a director and/or officer of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

Accordingly, in consideration of your continuing to serve the Company, the Company agrees as follows:

  The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following:

  1.1 any financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court, in respect of any act or omission ("action") taken or made by you in your capacity as a director and/or officer of the Company; and

  1.2 reasonable litigation expenses, including attorney's fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

  1.3 all reasonable litigation expenses, including attorneys' fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal charge from which you are acquitted, or in any criminal proceedings in which you are convicted of an offense which does not require proof of criminal intent, all in respect of actions taken by you in your capacity as an a director and/or officer of the Company.

  The wording in Section 1 above and Section 2 below is based on the Hebrew-language provisions of the Israeli Companies Law, 1999 (the "Companies Law") and shall not be construed to limit the amount or scope of indemnification payable hereunder to the extent such payment is permitted by applicable law.

  The above indemnification will also apply to any action taken by you in your capacity as a director and/or officer of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in your capacity as a director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company's holdings in such company ("Affiliate").

  The Company will not indemnify you for any amount you may be obligated to pay in respect of:

  2.1 a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

  2.2 a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

  2.3 An action taken or not taken with the intent of unlawfully realizing personal gain;

  2.4 A fine or penalty imposed upon you for an offense; and

  2.5 A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

  The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you ("Time of Indebtedness"), and with respect to items referred to in paragraphs 1.2 and 1.3 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

  As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

  The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director and/or officer of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

  The indemnification under paragraph 1.1 above shall apply insofar as they result from your actions in one or more of the following matters or in connection therewith:

  5.1 The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

  5.2 Occurrences resulting from the Company's status as a public company, and/or from the fact that the Company's securities were issued to the public and/or are traded on a stock exchange, whether in Israel or abroad;

  5.3 Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

  5.4 The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

  5.5 Actions in connection with the merger or proposed merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

  5.6 Actions in connection with the sale or proposed sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

  5.7 Without derogating from the generality of the above, actions in connections with the purchase or sale of companies, legal entities or assets, and the division or consideration thereof.

  5.8 Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

  5.9 Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

  5.10 Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

  5.11 Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.

  The total amount of Indemnification under paragraph 1.1 that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$10,000,000.

  The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

  Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

  The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

  In all indemnifiable circumstances indemnification will be subject to the following:

  10.1 You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

  Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

  10.2 Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

  The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this letter and/or pursuant to law.

  10.3 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

  10.4 If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this letter or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

  10.5 The Company will have no liability or obligation pursuant to this letter or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company's consent to such compromise or settlement.

  10.6 If required by law, the Company's authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

  The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company (except in connection with distributions), provided that in no event shall you be exempt with respect to any actions listed in paragraph 2 above.

  If for the validation of any of the undertakings in this letter any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

  For the avoidance of doubt, it is hereby clarified that nothing contained in this letter or in the above resolutions derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay without the limitations set forth in paragraphs 5 and 6 above, subject to applicable law.

  Any amendment to the Companies Law adversely affecting your right as a director and/or officer to be indemnified pursuant to this letter shall be prospective in effect, and shall not affect the Company's obligation or ability to indemnify you for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law.

  If any undertaking included in this letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

  This letter and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours, MIND C.T.I. LTD. By:______________________ Name and Title:
Accepted and agreed to as of the date first above written:

____________________
Name:

Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration No. 333-117054; No. 333-100804 and No. 333-54632) of MIND C.T.I. Ltd. of our report dated June 6 , 2006 relating to the consolidated financial statements, which appears in this Form 6-K.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel	Kesselman & Kesselman
June 6 , 2006	Certified Public Accountants (Isr.)

Exhibit 3

MIND C.T.I. LTD.

(An Israeli Corporation)

2005 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

MIND C.T.I. LTD.

We have audited the consolidated balance sheets of Mind C.T.I. Ltd. (the "Company") and its subsidiaries as of December 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
June 6 , 2006	Certified Public Accountants (Isr.)

MIND CTI Ltd.

CONSOLIDATED BALANCE SHEETS

	December 31

	2005	2004

	(In thousands of U.S. dollars)

A s s e t s
CURRENT ASSETS (note 10):
Cash and cash equivalents (note 11a)	$10,174	$ 18,687
Accounts receivable (note 11b):
Trade	3,389	3,418
Interest accrued on long-term bank deposits		242
Other	739	773
Inventories	30	18

T o t a l current assets	$14,332	$23,138

LONG-TERM BANK DEPOSITS (note 11c)	30,000	30,000
OTHER LONG TERM ASSETS(note 4)	480	538
PROPERTY AND EQUIPMENT, net of accumulated depreciation (note 3)	1,957	1,790
INTANGIBLE ASSETS, net of accumulated amortization (note 5)	1,660	250
GOODWILL (note 2)	6,966

T o t a l assets	$ 55,395	$ 55,716

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 10) :
Accounts payable and accruals:
Trade	$ 686	$ 466
Other (note 11d)	1,741	2,126
Deferred revenues (note 1j)	1,644	1,680
Advances from customers, net	790

T o t a l current liabilities	4,861	4,272

EMPLOYEE RIGHTS UPON RETIREMENT (note 6)	1,049	1,200

COMMITMENTS (note 7)

T o t a l liabilities	5,910	5,472

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par value (authorized - 88,000,000 shares; issued and outstanding: December 31, 2005 - 21,462,980 shares; December 31, 2004 - 21,281,480 shares)	53	53
Additional paid-in capital	59,399	59,077
Accumulated deficit	(9,967)	(8,886)

T o t a l shareholders' equity	49,485	50,244

T o t a l liabilities and shareholders' equity	$ 55,395	$ 55,716

_____________________	) Chairperson of the Board of Directors,
Monica Eisinger	) President and Chief Executive Officer

_____________________	)
Amnon Noibach	) Director

The accompanying notes are an integral part of the financial statements.

MIND CTI Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2005	2004	2003

	(In thousands of U.S. dollars, except per share data)

REVENUES (note 12a):
Sales of licenses	$7,420	$ 11,699	$ 8,105
Services	8,181	6,107	4,831

	15,601	17,806	12,936
COST OF REVENUES	4,015	4,394	3,208

GROSS PROFIT	11,586	13,412	9,728
RESEARCH AND DEVELOPMENT EXPENSES (note 12b)	5,086	3,833	3,319
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling and marketing	2,148	4,517	4,065
General and administrative, net (note 12c)	1,507	1,857	1,115

OPERATING INCOME	2,845	3,205	1,229
FINANCIAL INCOME - net (note 12d)	1,260	3,834	2,573

INCOME BEFORE TAXES ON INCOME	4,105	7,039	3,802
TAXES ON INCOME(note 9)	43	162	169

NET INCOME FOR THE YEAR	$ 4,062	$ 6,877	$ 3,633

EARNINGS PER ORDINARY SHARE(note 12e):
Basic	$ 0.19	$ 0.33	$ 0.18

Diluted	$ 0.19	$ 0.32	$ 0.17

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS(note 12e):
Basic	21,431	21,089	20,732

Diluted	21,619	21,468	21,143

The accompanying notes are an integral part of the financial statements.

MIND CTI Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Accumulated deficit	Total

	Number of shares	Amount

	(In thousands)	(In thousands of U.S. dollars)

BALANCE AT JANUARY 1, 2003	20,686	$ 52	$ 61,090	$(16,660)	$ 44,482
CHANGES DURING 2003:
Net income				3,633	3,633
Dividend paid out of share premium (note 8a)			(2,929)		(2,929)
Employee stock options exercised and paid	311	1	353		354

BALANCE AT DECEMBER 31, 2003	20,997	53	58,514	(13,027)	45,540
CHANGES DURING 2004:
Net income				6,877	6,877
Dividend paid				(2,736)	(2,736)
Employee stock options exercised and paid	284	*	563		563

BALANCE AT DECEMBER 31, 2004	21,281	53	59,077	(8,886)	50,244
CHANGES DURING 2005:
Net income				4,062	4,062
Dividend paid				(5,143)	(5,143)
Employee stock options exercised and paid	182	*	322		322

BALANCE AT DECEMBER 31, 2005	21,463	$ 53	$ 59,399	$(9,967)	$49,485

* Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

MIND CTI Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31

	2005	2004	2003

	(In thousands of U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 4,062	$ 6,877	$ 3,633
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	987	680	806
Deferred income taxes - net			(8)
Accrued severance pay	(151)	202	189
Capital gain on sale of property and equipment - net	(38)	(7)	(35)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	196	(1,237)	(155)
Interest accrued on long-term bank deposits	242	240	1,149
Other	48	93	(198)
Decrease (increase) in inventories	(12)	(7)	3
Increase (decrease) in accounts payable and accruals:
Trade	(697)	(252)	551
Other	(1,510)	1,008	214
Increase (decrease) in deferred revenues	(799)	73
Decrease in advances from customers, net	(1,467)

Net cash provided by operating activities	861	7,670	6,149

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(589)	(1,226)	(499)
Acquisition of a subsidiary	(a)(4,233)
Amounts funded in respect of accrued severance pay	94	(120)	(105)
Investment in long-term bank deposits, see note 11c	(10,000)	(40,000)	(77,000)
Withdrawal of long-term bank deposits, see note 11c	10,000	50,000	67,000
Proceeds from sale of property and equipment	175	145	109

Net cash provided by (used in) investing activities	(4,553)	8,799	(10,495)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	322	563	354
Dividend paid	(5,143)	(2,736)	(2,929)

Net cash used in financing activities	(4,821)	(2,173)	(2,575)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,513)	14,296	(6,921)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,687	4,391	11,312

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,174	$ 18,687	$ 4,391

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES -cash paid during the year for income tax	$ 20	$ 12	$ 61

The accompanying notes are an integral part of the financial statements.

MIND CTI Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2005

U.S. $ in thousands

(a) Acquisition of subsidiary:
Assets and liabilities of the subsidiary upon acquisition:
Working capital (excluding cash and cash equivalents)	$(4,881)
Property and equipment	277
Intangible assets	1,871
Goodwill	6,966

Cash paid - net	$4,233

MIND CTI Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

  General:

    Nature of operations

    MIND C.T.I. Ltd. (the "Company") is an Israeli company, which together with its subsidiaries, develops, manufactures and markets billing and customer care software products for wireless, wire-line and next-generation carriers that provide voice, data and internet protocol ("IP") services. The Company also provides a call management system used by enterprises for call accounting, traffic analysis and fraud detection.

    In the years ended December 31, 2005, 2004 and 2003, 0%, 36% and 34%, respectively, of total revenues were derived from major customers, see note 12a.

    The Company has wholly-owned subsidiaries in the United States and Romania. In the year ended December 31, 2002 the operation of the Japanese subsidiary, which operated as marketing company, was ceased. The operation of the Dutch subsidiary, which operated as marketing company, is dormant.

    Accounting principles

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America.

    Use of estimates in preparation of financial statements

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

    Functional currency

    The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"). Most of the Company's revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, most marketing and service costs are incurred outside Israel, primarily in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

    Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are re-measured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

  Principles of consolidation

    The consolidated financial statements include the accounts of the Company and its subsidiaries.

    Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

  Cash equivalents

  The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

  Inventories

  Inventories are valued at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

  Property and equipment

    These assets are stated at cost.

    The assets are depreciated by the straight-line method, on basis of their estimated useful life.

  Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15-33 (mainly 33)
Office furniture and equipment	6-7
Vehicles	15

  Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

  Intangible assets

  These assets represent technology, backlog and customer relationship acquired (see note 5) and are stated at cost and amortized as follows:

  Technology and customer relationship are amortized by the straight-line method over an estimated period of useful lives (Technology - 3-5 years, Customer relationship - 5 years).

  Backlog is amortized according to the revenue recognition.

  Goodwill

  Goodwill reflects the excess of the purchase price of subsidiary acquired over the fair value of net assets acquired. As from January 1, 2002, pursuant to FAS 142, "Goodwill and Other Intangible Assets", goodwill and indefinite life intangible assets are no longer amortized but rather tested for impairment at least annually. As of December 31, 2005, the Company has determined that there is no impairment with respect to the goodwill.

  The Company will perform its annual testing for impairment of the goodwill acquired in August 2005 as of June 30, 2006.

  Impairment of long-lived assets

  Long-lived assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

  Deferred income taxes:

    Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not that such assets will not be realized.

    The Company may incur additional tax liability in the event of inter-company dividend distribution by non-Israeli subsidiaries. Such additional tax liability has not been provided for in these financial statements, as the Company does not expect these companies to distribute dividends in the foreseeable future.

    Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, and not to realize them.

  Revenue recognition

  The Company’s revenues consist of revenues generated from sales of billing and customer care software products to service providers and call management software to enterprises, as well as revenues generated from integration and implementation services provided in connection with software products, maintenance services consisting of “when-and-if-available” software product upgrades and enhancements and customer telephone support and training

  The Company applies the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts ("SOP 97-2"), "Software Revenue Recognition" and Statement of Position 81-1 ("SOP 81-1") "Accounting for performance of construction type and certain production type contracts, as follows:

    Sales of licenses

    Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. Customization of the product, if any, is performed before delivery occurs. If collection is not considered probable, revenue is recognized when the fee is collected.

    The Company does not grant a right of return on products sold to customers, distributors and resellers.

    Services

    The services the Company provides consist of maintenance, support, training, hardware installation and project management.

    The Company renders maintenance and support services to its customers, mainly for a period of one year from delivery. When revenue on sale of the products is recognized, the Company defers a portion of the sales price (which is presented in the balance sheet as deferred revenues among "accounts payable and accruals") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders solely maintenance and support services.

    Project management consists of advice to the Company's customers regarding the development of billing and customer care software over their IP networks.

    Revenues from project management are priced on a fixed price basis and are recognized ratably over the project management period.

    Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with SOP 81-1. The Company generally determines the percentage-of-completion by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. The Company considers labor hours to be the most reliable, available measure of progress on these projects. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

  Research and development expenses

  Pursuant to FAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

  Allowance for doubtful accounts

  The allowance is determined for specific debts doubtful of collection.

  Stock based compensation

  Stock options granted to employees are accounted for under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

  Accordingly, the difference, if any, between the quoted market price of the Ordinary Shares on the date of grant of the options and the exercise price of such options is charged on the date of grant to shareholders' equity under "deferred stock compensation", and thereafter amortized by the straight line basis, against income, over the vesting period.

  During the years 2005, 2004 and 2003, all options granted were at market value.

  The following table illustrates the effect on net income and earnings per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation", to its stock-based employee compensation:

	Years ended December 31

	2005	2004	2003

	(In thousands of U.S. dollars, except for per share data)

Net income, applicable to ordinary shares, as reported	$4,062	$6,877	$ 3,633
Deduct - stock-based employee compensation expense determined under fair value method	(252)	(470)	(720)

Pro forma net income applicable to ordinary shares	$3,810	$6,407	$ 2,913

Earnings per share:
Basic - as reported	$0.19	$0.33	$ 0.18

Diluted - as reported	$0.19	$0.32	$ 0.17

Basic and diluted - pro forma	$0.18	$0.30	$ 0.14

  Advertising expenses

  These expenses are charged to income as incurred. Advertising expenses totaled $ 37,000, $ 55,000 and $ 20,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

  Comprehensive income

  The Company has no comprehensive income components other than net income.

  Earnings per share ("EPS")

  Basic EPS are computed based on the net income applicable to ordinary shares divided by the weighted average number of ordinary shares outstanding during each year. In computing diluted EPS, account was taken of the dilutive effect of the outstanding stock options, using the treasury stock method.

  In the years ended December 31, 2005, 2004 and 2003, equity awards that their effect was unti-dilutive, were not taken into account in computing the diluted EPS.

  Recently issued accounting pronouncements

  FAS 123 (Revised 2004) Share-based Payment

  In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards ("FAS") No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments.

  In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC's interpretation of FAS 123R.

  FAS123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the annual period begins after June 15, 2005 (January 1, 2006 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement's effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

  The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company's financial statements for periods prior to the effective date of the Statement will not be restated.

  The Company expects that this Statement may have material effect on the Company's consolidated financial statements or its results of operations in future periods.

  At December 31, 2005, unamortized compensation expense related to outstanding unvested options that the Company expects to record during 2006, as determined in accordance with FAS 123, was approximately $ 269 thousands before income taxes (after taking in to consideration an expected forfeiture rate of 17.7%). The Company will incur additional expense during 2006 related to new equity awards granted during 2006 in an amount that cannot yet be quantified.

  FAS 154 - Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3

  In June 2005, the Financial Accounting Standards Board issued FAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (Year 2006 for the Company). The Company does not expect the adoption of this statement will have a material impact on its results of operations, financial position or cash flows.

  Reclassifications

  Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 - CERTAIN TRANSACTIONS:

  Acquisition of Sentori, Inc.

  On August 8, 2005, the Company acquired 100% of the shares conferring ownership and control in Sentori, Inc ("Sentori") for an aggregate consideration of $ 4,426 thousands in cash. Sentori provides billing and customer care software solutions mainly to mobile carriers and MVNO's (Mobile Virtual Network Operators; "MNVO"). Sentori was founded in 1994, and is based in the Washington, DC metro area. The main purpose of the acquisition was to facilitate the Company in penetrating the US market.

  The acquisition was accounted for using the purchase method under FAS 141 ("Business Combinations"). Based upon an appraisal, performed by management with the assistance of independent appraisers, the purchase price was allocated to those assets acquired and liabilities assumed based on the estimated fair value of those assets and liabilities as of August 8, 2005 ("Acquisition date"). Identifiable intangible assets consist of acquired technology in the amount of $ 671,000, customer relationship in the amount of $ ,000 and backlog in the amount of $ 518,000. Goodwill of $ 6,966 thousands represents the excess of the purchase price over the fair-value of the net tangible and identifiable assets acquired. The financial statements of Sentori have been consolidated for the first time in 2005. The consolidated statement of income for the year 2005 includes the results of the operations of Sentori for the period from the acquisition date to December 31, 2005.

  The following table summarizes the fair value of the assets acquired and liabilities assumed with reference to the acquisition of Sentori:

U.S. dollars (In thousands)

Current assets	374
Property and equipment	277
Identifiable Intangible assets	1,871
Goodwill	6,966
Current liabilities	(5,062)

$4,426

  Technology and customer relationship are amortized by the straight-line method over an estimated period of useful lives (Technology- 3 years, Customer relationship- 5 years). Backlog is amortized according to the revenue recognition.

  Amortization of Identifiable Intangible assets acquired from the acquisition date to December 31, 2005 was $ 261,000, of which the accumulated amortization of acquired technology was $ 89,000, the accumulated amortization of customer relationship was $ 54,000 and the accumulated amortization of backlog was $ 118,000. The amortization of identifiable Intangible assets acquired is included in the cost of revenues (except for the amortization of the customer relationship which is included in selling and marketing expenses), see also note 1f.

  Hereafter are certain unaudited pro forma combined statement of income data for the years ended December 31, 2005 and 2004, as if the acquisition of Sentori occurred on January 1, 2005 and 2004, respectively, after giving effect to the purchase accounting adjustments, including amortization of identifiable intangible assets. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessarily indicative of future results

	Year ended December 31
	2005	2004

	(In thousands of U.S. dollars except per share data)

	(Unadited)

Revenues	19,619	25,773

Net income	3,201	3,331

Net income per share - basic and diluted	0.15	0.16

  In March 2001, the Company acquired from Veramark Technologies Inc., all of the rights for the VeraBill product line, for one million dollars in cash. VeraBill is a mediating, provisioning and billing solution for wireline and wireless tier 3 carriers. The acquisition provided the Company with complementary technology for mediation and provisioning for traditional wireline and wireless switches and an existing customer base.

  The acquisition was accounted for under the purchase method and the purchase price was allocated to technology and customer base. In view of the inter-related nature of the acquired assets and their similar useful life, the Company amortizes these assets over the same period of five years.

NOTE 3 - PROPERTY AND EQUIPMENT:

  Composition of assets, grouped by major classification, is as follows:
	December 31

	2005	2004

	(In thousands of U.S. dollars)

Computers and electronic equipment	$2,950	$ 2,615
Land	251	251
Office furniture and equipment	484	412
Vehicles	1,180	1,198
Leasehold improvements	1	1

	4,866	4,477
Less - accumulated depreciation and amortization	2,909	2,687

	$1,957	$ 1,790

  Depreciation and amortization expenses totaled $ 526,000, $ 480,000 and $ 606,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 4 - OTHER ASSETS:

Composed as follows:

	December 31

	2005	2004

	(In thousands of U.S. dollars)

Amounts funded with severance pay funds and by insurance policies in respect of liability for employee rights upon retirement, see note 5	$444	$538
Other assets	36

	$480	$538

NOTE 5 - INTANGIBLE ASSETS:

Composed as follows:

	December 31, 2005		December 31, 2004		December 31

	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Depreciated balance

					2005	2004

	U.S. dollars in thousands

Customer relationship	$682	$54			$628
Technology	1,671	1,039	$1,000	$750	632	$250
Backlog	518	118			400

	$2,871	$1,211	$1,000	$750	$1,660	$250

Amortization expenses totaled $ 461,000, $ 200,000 and $ 200,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

Estimated amortization expense for the following years, subsequent to December 31, 2005:

U.S. dollars in thousands

Year ended December 31:
2006	$810
2007	361
2008	271
2009	136
2010	82

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT:

  Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

  The severance pay liabilities covered by the pension funds are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

  The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31

	2005	2004

	(In thousands of U.S. dollars)

Accrued severance pay	$1,049	$ 1,200
L e s s - amounts funded (presented in "other assets")	(444)	(538)

Unfunded balance	$605	$ 662

  The amounts of accrued severance pay as above cover the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

  The Company may only make withdrawals from the funds for the purpose of paying severance pay.

  The severance pay expenses were $ 250,000, $ 337,000 and $ 289,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

  The earnings on the amounts funded were $ 2,000, $ 4,000 and $ 8,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

  The Company expects to pay the following future benefits to its employees upon their normal retirement age:
U.S. dollars in thousands

2006	-,-

2007	3

2008	-,-

2009	-,-

2010	-,-

2011-2015	23

  The above amounts were determined based on the employees' current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

NOTE 7 - COMMITMENTS:

Lease commitments

The Company and its subsidiaries entered into premises lease agreements that will expire between 2006 and 2009.

The rental payments for the premises in the United States, which constitute most of the above amounts, are payable in dollars.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2005, are as follows:

(In thousands of U.S. dollars)

Years ending December 31:
2006	$558
2007	268
2008	206
2009	120

1,152

Rental expense totaled $ 464,000, $ 350,000 and $ 493,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 8 - SHAREHOLDERS' EQUITY:

  Share capital:

  The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol MNDO and on the Tel-Aviv Stock Exchange.

  During 2003, the Company paid dividend to its shareholders approximately $ 3 million. Since the Company at that time had insufficient statutory retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court order, in accordance to section 303 of the Israeli Companies Law.

  In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. See also note 9a.

  The Company paid dividend to its shareholders out of statutory retained earnings in the amounts of $5.1 million and $ 2.7 million during 2005 and 2004, respectively.

  Dividends paid per share in the years ended December 31, 2005 and 2004 were $0.24 and $0.13, respectively.

  Stock option plans

    In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 and in 2003 (the "1998 Plan"). During 2004, the Board of Directors approved an employee stock option plan (the "2000 Plan"). Under the 1998 Plan (as amended in 2000 and in 2003) and the 2000 plan, options for up to 4,308,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

    Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

    The Board of Directors determines the exercise price and the vesting period of the options granted.

    The options vest over three to five years.

    Options not exercised will expire approximately 7 years after they are granted.

    As a result of a change made to Section 102 of the Israeli Income Tax Ordinance as part of the Israeli tax reform of 2003, and pursuant to an election made by the Company thereunder, employees will be subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards made after December 31, 2002. However, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as it had previously been entitled to do under Section 102.

    The following is a summary of the status of the 1998 Plan and 2000 plan as of December 31, 2005, 2004 and 2003, and changes during the years ended on those dates:

	Years ended December 31

	2005		2004		2003

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Options outstanding at beginning of year	1,815,280	$4.29	1,658,100	$3.85	1,676,720	$ 3.24
Changes during year:
Granted(a)(b)	660,000	3.10	524,000	4.41	362,000	3.91
Exercised	(181,500)	1.77	(284,160)	1.99	(311,100)	1.14
Forfeited	(349,400)	4.60	(82,660)	4.11	(69,520)	1.58

Options outstanding at end of year	1,944,380	$4.07	1,815,280	$4.29	1,658,100	$ 3.85

Options exercisable at end of year	764,480	$4.87	1,243,280	$4.24	657,190	$ 4.19

Weighted average fair
value of options
granted during the
year(c)		$0.85		$0.53		$ 0.89

(a) Including options granted to:
The Company's Chairperson of the Board of Directors, President and Chief Executive Officer	18,000	$3.82	60,000	$4.48

Other directors	72,000	$3.82

(b)	During the years 2005, 2004 and 2003, all options were granted at market value.
(c)	The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
	Years ended December 31

	2005	2004	2003

Dividend yield	28%	36%	22%

Expected volatility	34%	28%	38%

Risk-free interest rate	4%	2%	1.5%

Expected average lives - in years	3.52	2.50	2.56

    The following table summarizes information about options outstanding and exercisable at December 31, 2005:

Options outstanding			Options exercisable

Range of exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price

		Years			Years

$ 1.23-1.65	99,000	2.99	$1.64	97,500	2.98	$1.64
$ 2.32-2.87	657,080	5.98	$2.73	89,680	2.45	$2.32
$ 3.82-3.84	307,500	5.18	$3.83	108,500	4.80	$3.84
$4.17	63,000	4.90	$4.17	33,000	4.90	$4.17
$ 4.24-4.48	377,500	5.73	$4.40	35,500	5.68	$4.36
$ 5-5.875	355,700	2.33	$5.63	315,700	1.84	$5.69
$10.00	84,600	1.60	$10.00	84,600	1.60	$10.00

	1,944,380	2.74	$4.07	764,480	2.48	$4.87

NOTE 9 - TAXES ON INCOME:

  Tax benefits under the Law for the Encouragement of Capital Investments, 1959

  Substantially all of the Company's production facilities have been granted "approved enterprise" status under the above law. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise, since the Company has elected the "alternative benefits" scheme (involving waiver of investment grants).

  The Company has currently three approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired in the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and will be expired in the end of 2009. The period of tax benefits in respect of the third approval enterprise has not yet commenced.

  Commencing 2005, the Income derives from the first approved enterprise, according to the computation of the increase in the turnover, is subject to regular tax rates, see d. below.

  According to the above law, in the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

  Due to the accumulated tax losses from approved enterprise activity and according to an agreement with the tax authorities that such losses would offset tax liability in respect of distribution of tax-exempt income, no additional tax liability will incur as a result of dividend distribution from the balance of undistributed income.

  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

  Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law")

  Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law. As explained in note 1a(4), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

  Paragraph 9(f) of FAS 109, "Accounting for Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax basis of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

  Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

  The Company is an "industrial company", as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

  Other applicable tax rates:

    Income from other sources in Israel

    Income not eligible for approved enterprise benefits is taxed at the regular corporate tax rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

    As a result of the changes in the tax rates, the company adjusted - in each of the years 2004 and 2005 - at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

    Income of non-Israeli subsidiaries

    Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

  Deferred income taxes:
	December 31

	2005	2004

	(In thousands of U.S. dollars)

1) Provided in respect of the following:
Research and development expenses	$6	$6
Allowance for doubtful accounts	2	2

	$8	*$8

  * Presented among current assets.

  2) At December 31, 2005, the Company had accumulated tax losses amounting to approximately $ 3.1 million (December 31, 2004 - approximately $ 6.2 million). These losses are denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income.

  Taxes on income included in the income statements:

    As follows:
	Years ended December 31

	2005	2004	2003

	(In thousands of U.S. dollars)

Current:
In Israel	$14	$126	$154
Outside Israel	29	36	23
Deferred, see e. above			(8)

	$43	$ 162	$ 169

    Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:
	Years ended December 31

	2005		2004		2003

	(In thousands of U.S. dollars)

Income before taxes on income, as reported in the statements of income*	$4,105	100%	$ 7,039	100%	$ 3,802	100%

Theoretical tax expense	1,396	34%	2,464	35%	1,369	36%
L e s s - tax benefits arising from approved enterprise status, see a. above	(1,347)	(33)	(2,394)	(34)	(1,331)	(35)

	49	1	70	1	38	1
Increase (decrease) in taxes resulting from permanent differences:
Non-Israeli tax withholding which can not be offset against Israeli income tax	43	1	162	2	177	5
Disallowable deductions	2	-	9	1	14	-
Differences between the basis of measurement of income reported for tax purposes, and the basis of measurement of income for financial reporting purposes	(24)	(1)
Increase in taxes resulting from different tax rates applicable To foreign subsidiary	278	7
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created in previous years	(292)	(7)	(79)	(1)	(52)	(1)
Other	(13)	-			(8)

Taxes on income	$43	1	$162	2%	$169	4%

* As follows:
Taxable in Israel	$ 3,621		$ 6,742		$ 4,187
Taxable outside Israel	484		297		(385)

	$ 4,105		$ 7,039		$ 3,802

  Tax assessments

  The Company has received final assessments from the tax authorities, through the year ended December 31, 2002. The subsidiaries have not been assessed since incorporation. Any resulting taxes are recorded in the period the assessments are received.

NOTE 10 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2005

	Israeli currency		Non-dollar currencies**

	Linked*	Unlinked

	(In thousands of U.S. dollars)

Current assets:
Cash and cash equivalents		$ 160	$ 1,276
Accounts receivable:
Trade		234	1,289
Other	$ 633		11

	$ 633	$ 394	$ 2,576

Current liabilities -
Accounts payable and accruals:
Trade		$ 302	$ 25
Other		863	170

		$ 1,165	$ 195

* To the Israeli CPI.
** Mainly Euro.

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

  Cash and cash equivalents

  The balance as of December 31, 2005 and 2004 includes $ 6.8 million and $ 16.3 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and, as of December 31, 2005, bear weighted average annual interest of 4.3%.

  Accounts receivable:
	December 31

	2005	2004

	(In thousands of U.S. dollars)

1) Trade:
Open accounts	$3,988	$ 4,299
Less - allowance for doubtful accounts, see also note 12c	(599)	(881)

	$3,389	$ 3,418

2) Other:
Government of Israel	$625	$ 671
Prepaid expenses	86	49
Employees		15
Deferred income taxes, see note 9e	8	8
Sundry	20	30

	$739	$ 773

  Long-term bank deposits

  The long-term bank deposits as of December 31, 2005, in the amount of $ 30 million, were deposited in the last quarter of 2004, with several banks for periods between seven and ten years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the six months LIBOR, as follows:

  Two amounts of $ 10 million each:
  For each day in which the six months dollar LIBOR is below an agreed annual fixed rate of 3.5% in the first year, 4.5% in the second year, 5.5% in the third year and 6.5% in the fourth to seventh year, the deposits bear interest at the rate of 7.05% at the first year and in the second to seventh year at the rate of the six months dollar LIBOR plus 5% per annum ("the positive interest rate"). On all other days the deposits do not bear any interest at all. The bank has a right to refund the deposits, and terminate these arrangements every six months.

  An amount of $ 10 million:
  For each day in which the six months dollar LIBOR is below an agreed annual fixed rate of 3.5% in the first year, 4.5% in the second year, 5.5% in the third year and 6.5% in the fourth to tenth year, the deposit bears interest at the rate of 8.6% of the first year and in the second to tenth year at the rate of the six month dollar LIBOR plus 5% per annum ("the positive interest rate"). On all other days the deposit does not bear any interest at all. The bank has a right to refund the deposit, and terminate this arrangement every six months.

  The Company recognizes interest income based on the expected interest rate receivable.
  Until the end of 2004, due to the performance of the notes and due to the fact that the bank can call the deposit, none of the deposits were actually deposited for more than a year since the interest rate was equal to the positive interest rate.
  In 2005, due to the increase at the LIBOR rate above 3.5% in the second quarter and 4.5% in the forth quarter, respectively, the notes didn't bear interest since May 2005 and the bank didn not call the deposits.

  The interest accrued on long term bank deposits is presented among current assets.

  Accounts payable and accruals - other:
	December 31

	2005	2004

	(In thousands of U.S. dollars)

Payroll and related expenses	$ 1,164	$ 1,219
Accrued vacation pay	186	92
Accrued expenses and sundry	391	815

	$ 1,741	$ 2,126

  Concentration of credit risks

  Most of the Company's cash and cash equivalents at December 31, 2005 and 2004 were deposited with Israeli, European and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is insignificant.

  Excluding note 12a(3), most of the Company's revenues have historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

  Fair value of financial instruments

  The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is usually identical or close to their carrying value.

  The fair value of the long-term bank deposits, based on quoted market values, amounted to $ 28.2 million.

NOTE 12 - SELECTED STATEMENT OF OPERATIONS DATA:

  Revenues:

    The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises .  Revenues from Sentori and VeraBill product lines (see note 2) are included in product line “A”.

    Following are data regarding revenues classified by product lines:

	Years ended December 31

	2005		2004	2003

	(In thousands of U.S. dollars)

Product line "A"	$ 12,693	*	$ 15,230	$ 10,392
Product line "B"	2,908		2,576	2,544

	$ 15,601		$ 17,806	$ 12,936

    * Including $ 2,645 thousands recognized under the percentage-of-completion method, see also note 1(j)

    Following are data regarding geographical revenues classified by geographical location of the customers:
	Years ended December 31

	2005	2004	2003

	(In thousands of U.S. dollars)

America	$ 5,556	$ 1,977	$ 2,368
Asia	893	1,007	1,558
Africa	1,797	1,848	1,899
Australia	12	4	22
Europe	6,285	12,017	6,005
Israel	1,058	953	1,084

	$15,601	$ 17,806	$ 12,936

    Most of the Company's property and equipment are located in Israel.

    Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:
	Years ended December 31

	2004	2003

	(In thousands of U.S. dollars)

Customer A	$ 6,437	$ 2,882

Customer B		$ 1,502

	Years ended December 31

	2005	2004	2003

	(In thousands of U.S. dollars)

b. Research and development expenses:
Expenses incurred:
Payroll and related expenses	$ 3,597	$ 3,053	$ 2,176
Depreciation	285	260	460
Other	1,204	520	683

	$ 5,086	$ 3,833	$ 3,319

c. General and administrative expenses:
The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	$ 881	$ 274	$ 400
Increase (decrease) during the year	159	731	(5)
Bad debt written off	(441)	(124)	(121)

Balance at end of year	$ 599	$ 881	$ 274

d. Financial income - net:
Income:
Interest on bank deposits	$ 1,435	$ 3,705	$ 2,315
Non-dollar currency gains - net		156	281

	1,435	3,861	2,596

Expenses:
Bank commissions	27	27	23
Non-dollar currency losses - net	148

	175	27	24

	$ 1,260	$ 3,834	$ 2,573

e. Earnings per ordinary share ("EPS") Following are data relating to the weighted average number of shares for the purpose of computing EPS:

Weighted average number of shares issued and outstanding - used in computation of basic EPS	21,431	21,089	20,732
A d d - incremental shares from assumed exercise of options	188	379	411

Weighted average number of shares used in computation of diluted EPS	21,619	21,468	21,143

* See note 1p.